Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0218 F: +1 202.637.3593 cynthiakrus@eversheds-sutherland.com

February 26, 2021

VIA EDGAR

John M. Ganley, Esq., Senior Counsel
Chad Eskildsen, Senior Staff Accountant
Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:     OFS Credit Company, Inc.
Post Effective Amendment No. 3 to Registration Statement on Form N-2 (File Nos. 333-234420 and 811-23299)

Dear Messrs. Ganley and Eskildsen:
On behalf of OFS Credit Company, Inc. (the “Fund”), set forth below are the Fund’s responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the post-effective amendment no. 3 to the Fund’s Registration Statement on Form N-2 (File Nos. 333-234420 and 811-23299) (the “Registration Statement”) and the prospectus contained therein (the “Prospectus”). The Staff’s comments are set forth below in italics and are followed by the Fund’s responses. Where revisions to the Prospectus have been referenced in the Company’s response, such revisions have been included in Post-Effective Amendment No. 4 to the Registration Statement, filed concurrently herewith.
Legal Comments
1.On page 12 of the Prospectus, under "Distributions" please define the term "ICTI" and add a cross-reference to a section of the Prospectus where the term is explained in greater detail.
Response: The Fund has revised page 12 of the Prospectus in accordance with the Staff's comment.
2.Does the Fund concentrate in any particular industries as a result of its exposure to the obligors of the loans underlying its CLO investments? If so, consider adding risk disclosure describing the risks of those specific industries.
Response: On a look-through basis to the portfolios of the CLO investments that the Fund held as of October 31, 2020, 10.5% and 10.2% of the Fund's portfolio was exposed to the Healthcare & Pharmaceuticals and High Tech Industries, respectively. These percentages reflect the aggregate underlying exposure of the combined portfolio of the Fund's investments. The Fund has revised page 39 of the Prospectus to include additional risk disclosure with respect to these industries in accordance with the Staff's comment.
Accounting Comments
3.The Fund has made significant return of capital distributions each of the past two fiscal years. Related to these distributions:

a.Please refrain from using the term “yield” in marketing materials and other reports as the term “yield” implies that the distribution is all income. For example, the “Letter to Stockholders” in the 10/31/20 annual
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report and the most recent fact sheet on the Fund’s website uses the term “Distribution Yield”. In addition, any disclosure of a distribution rate should clearly identify the portion of the distribution that is related to return of capital.

Response: The Fund acknowledges the Staff's comment and, going forward, will refrain from using the term “yield” in marketing materials and will identify the portion of the distribution that is related to return of capital whenever a distribution rate is disclosed.

b.The disclosure on page 58 of the Prospectus under “Regular Distributions” should include the portion of each distribution that is a return of capital.

Response: The Fund has revised the disclosure on page 58 of the Prospectus under "Regular Distributions" to include the portion of each distribution that is a return of capital in accordance with the Staff's comment.

4.Please explain in correspondence whether the CLO equity positions held by the Fund are experiencing forbearance in interest payments and whether cash flows have been redirected to one or more senior tranches as specified in the CLO waterfall.

Response: As of October 31, 2020, the Fund had 2 CLO investments that experienced full diversion of cash flows: Zais CLO 3 and Harbourview CLO VII-R. The cash flow diversions arose as a result of one or more overcollateralization (“OC”) tests failing within the CLO structure due to credit losses/defaults and “CCC” exposure above contemplated limits, which haircuts the OC calculations and causes cash flows to divert and instead repay one or more senior tranches. As of January 2021, as a result of the improvement in credit markets, Zais CLO 3 has cured all OC tests. Harbourview CLO VII-R has not yet cured OC tests and is still experiencing cash flow diversions.

5.In the Fund's 2020 annual report to shareholders, page 1 of the Letter to Stockholders states "In the fourth quarter of 2020, approximately 95% of our investments at cost made payments." Form N-PORT does not appear to indicate any investments in default or payment in arrears. Please supplementally explain this discrepancy.

Response: None of the Fund's investments were in default or payment in arrears during the fourth quarter of 2020. However, it is accurate that 95% of the Fund's investments at cost made payments during the fourth quarter of 2020. Payments from the other 5% of the Fund's investments did not make it to the bottom of the CLO waterfall (as contemplated by the applicable indentures for the investments), meaning that the Fund did not receive payments from those investments. The Fund, therefore, believes it was accurate not to report any investments in default or payment in arrears on Form N-PORT. However, the Fund advises the Staff that on a go-forward basis, it will indicate a coupon category of “none” in Item C.9.b.i. of Form N-PORT instead of the category of “variable,” as the latter category suggests a determinable amount due and subject to default.

If you have any questions concerning the foregoing, please contact Vlad Bulkin at (202) 383-0815 or the undersigned at (202) 383-0218.

Sincerely,

/s/ Cynthia M. Krus
Cynthia M. Krus

    cc:    Vlad M. Bulkin